CERTIFICATE OF DESIGNATION,

PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES G PREFERRED STOCK

OF

MILLENNIUM HEALTHCARE INC.

It is hereby certified that:

1. The name of the Corporation (hereinafter called the “Corporation”) is Millennium Healthcare Inc., a Delaware corporation.

2. The Certificate of Incorporation of the Corporation, as amended, authorizes the issuance of shares of Preferred Stock, $0.0001 par value per share, and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series G Preferred Stock out of Preferred Stock:

RESOLVED, that One Hundred Thousand (100,000) of the authorized shares of Preferred Stock of the Corporation shall be designated Series G Preferred Stock, $0.0001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of such series shall have par value $0.0001 per share and shall be designated as Series G Preferred Stock (the “Series G Preferred Stock”) and the number of shares constituting the Series G Preferred Stock shall be One Hundred Thousand (100,000).

Section 2. Rank. Series G Preferred Stock shall rank: (i) junior to any class or series of capital stock of the Corporation specifically ranking by its terms senior to any Series G Preferred Stock of whatever subdivision (collectively, “Senior Securities”); (ii) prior to any class or series of capital stock of the Corporation hereafter created not specifically ranking by its terms senior to or on parity with any Series G Preferred Stock of whatever subdivision (collectively, “Junior Securities”); and (iii) on parity with any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series G Preferred Stock (“Parity Securities”) in each case as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to collectively as “Distributions”).

Section 3. Dividends. Holders of Series G Preferred Stock shall be entitled to receive, along with the Series F Holders, and the Corporation shall pay, a quarterly dividend of 10% of the Corporation’s earnings before interest, taxes and amortization (“EBITA”) under the generally accepted accounting principles (“GAAP”). For purposes of allocating the 10% dividend proportionally to the Series F and G Preferred Holders, G Preferred Shares will be weighted and valued at 1,000 times that of Series F. Dividends on Series G Preferred Stock shall be payable on a quarterly basis, beginning after two quarters following the original issue date (“Issuance Date”). Holders Series G Preferred Stock shall not be entitled to receive any dividend from the Corporation once they have received an aggregate of $1,200.00 for every share of Series G Preferred Stock they hold.

Section 4. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Series G Preferred Stock shall be entitled to receive, immediately after any distributions to Senior Securities required by the Corporation’s Certificate of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to the accrued but unpaid dividends (“Liquidation Amount”). If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the holders of the Series G Preferred Stock shall be insufficient to permit the payment to such holders of the full Liquidation Amount, then the entire remaining assets and funds of the Corporation legally available for distribution shall be distributed among the Holders of the Series G Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which such series of stock is entitled by the Corporation’s Certificate of Incorporation and any certificate(s) of designation relating thereto.

Section 5. Conversion. The record Holders of this Series G Preferred Stock shall not be converted into the Corporation’s common stock, par value $0.0001 per share (“Common Stock”).

Section 6. Expiration and Redemption. Once holders Series G Preferred Stock have received an aggregate of $1,200.00 for every share of Series G Preferred Stock they hold pursuant to Section 3 hereof, all the Series G Preferred Stock shall expire and/or is redeemable for $1,000.00.

Section 7. Status of Redeemed Stock. In the event any shares of Series G Preferred Stock shall be redeemed pursuant to Section 6 hereof, the shares so redeemed shall be canceled, shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Corporation as Series G Preferred Stock.

Section 8. Voting Rights. The holders of record of shares of Series G Preferred Stock shall be entitled to the following voting rights:

(a) so long as any shares of Series G Preferred Stock shall be outstanding and unless the consent or approval of a greater number of shares shall then be required under the Delaware Law, without first obtaining the approval of at least a majority of the then outstanding shares of Series G Preferred Stock, given in person or by proxy either by written consent or at a meeting at which the holders of such shares shall be entitled to vote separately as a class, the Corporation shall not (A) amend, alter or repeal any provisions of the Series G Preferred Stock, Certificate of Incorporation or Bylaws so as to materially adversely affect any of the preferences, rights, powers or privileges of the Series G Preferred Stock or the holders thereof, or (B) directly or indirectly, redeem, repurchase or otherwise acquire for value, or set aside for payment or make available for a sinking fund for the purchase or redemption of, any stock ranking junior to or on a parity with the Series G Preferred Stock.

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(b) as otherwise provided by the State of Delaware Corporation Law.

Section 9. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Corporation from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series G Preferred Stock.

Section 10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Corporation.

Section 11. No Preemptive Rights. No holder of the Series G Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

Section 12. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series G Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Corporation to convert such shares of Series G Preferred Stock into Common Stock.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Corporation on this 24th day of February 2014.

MILLENNIUM HEALTHCARE INC.

By: /s/ Dominick Sartorio
Name: Dominick Sartorio
Title: Chief Executive Officer

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